KRAMER LEVIN NAFTALIS & FRANKEL LLP

George M. Silfen
Partner
Phone (212) 715-9522
GSilfen@KramerLevin.com

July 23, 2014

Ms. Christina Fettig, Esq.
Mr. James E. O’Connor, Esq.
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C.20549

Re:
Arden Sage Triton Fund, L.L.C. ("Triton"), Arden Sage Multi-Strategy TEI Institutional Fund, L.L.C. ("TEI Institutional"), Arden Sage Multi-Strategy Fund, L.L.C. ("Multi-Strategy"), Arden Sage Multi-Strategy Institutional Fund, L.L.C. ("Multi-Strategy Institutional") (collectively, the "Feeder Funds") and Arden Sage Multi-Strategy Master Fund, L.L.C. (the "Master Fund," and together with the Feeder Funds, the "Funds")

Dear Ms. Fettig and Mr. O’Connor:

Set forth below are each above-referenced Fund’s responses to comments received from Ms. Fettig, on July 14, 2014, and Mr. O’Connor, on July 21, 2014, in connection with each Fund's N-CSR filings and each Feeder Fund’s POS 8C filings on June 5, 2014.

For your convenience, your comments are italicized, numbered and presented in summary form below and each comment is followed by our response.  Unless otherwise noted, the comments and responses apply to each Fund. Capitalized terms used but not defined in this letter have the meanings ascribed to them in the N-CSR and POS 8C filings.  Revised disclosures addressing comments to the POS 8C filings will be reflected in each Fund’s updated prospectus to be filed under Rule 497(c) following the declaration of the effectiveness of each POS 8C filing.

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www.kramerlevin.com

Securities and Exchange Commission
July 23, 2014

Comments from Ms. Fettig and Responses — N-CSR Filings (the Funds)

1.	Please confirm that individual investments in the Schedule of Investments for the Master Fund comply with IRC diversification requirements as of the March 31, 2014 quarter end.

Management has confirmed satisfaction with the IRS diversification requirements as of March 31, 2014.

2.	With respect to the “risk metrics expense” on page 5 of the Master Fund’s Statement of Operations, is it an expense paid to a related party?

No. The expense is not paid to a related party.

3.	With respect to “Other expenses” on page 5 of the Master Fund’s Statement of Operations, please confirm whether any of the individual “other expenses” exceed five percent of “Total expenses.”

Management has confirmed that none of the individual “other expenses” included in “Other expenses” exceeds five percent of “Total expenses.”

4.	Note 3.C to the Master Fund’s financial statements references a tax fee. Confirm that the tax fee is included in “Other expenses” in the Master Fund’s Statement of Operations?

Management has confirmed that it is included.

5.	Note 2.D to Multi-Strategy’s financial statements states that the Fund declared dividends and long-term capital gains distributions. Do the numbers reflect the tax basis of the distribution paid? If so, it should be clarified in future reports.

Management has confirmed that the reflected tax basis will be clarified in future reports.

6.	The Statement of Operations should, in future reports, gross-up the management fee to reflect the gross management fee (before the Adviser’s reduction) and add a line item reflecting the amount of the waivers.

Future reports will reflect this comment.

Securities and Exchange Commission
July 23, 2014

7.	In fiscal 2013-2014, did the Adviser recoup any expenses previously waived? Note 4 to Multi-Strategy’s financial statements states that as of March 31, 2014, the amount of the carryforward is $233,124, all of which was from the fiscal year ended March 31, 2012. However, approximately $436,000 was waived in 2012.

No recoupment was collected in fiscal 2013-2014.

8.	Please discuss the status of the Rule 17g-1 filing covering the renewed fidelity bond.

The renewed fidelity bond will be filed within 10 days of receiving the executed bond on July 16, 2014.

9.	With respect to Form N-PX for each Feeder Fund, it should also refer to the Master Fund’s Form N-PX in future filings.

Future Feeder Fund Form N-PX filings will address the comment.

10.	Please clarify, in future reports, Note 4 to the financial statements to reflect the nature of the reduction of the management fee as set forth in the prospectus fee table (see footnote 3 to the fee table).

Future reports will reflect the comment.

Comment from Ms. Fettig and Response — POS 8C Filings (the Feeder Funds)

1.	Multi-Strategy and Triton disclose that each Fund invests in a money market fund. Do the “Acquired Fund Fees and Expenses” (“AFFE”) in the fee table reflect the money market fund’s actual expenses?

Management has confirmed that the money market fund expenses for each Feeder Fund do not exceed ½ of 1 basis point and thus have no impact on the disclosed AFFE.

Comments from Mr. O’Connor and Responses — POS 8C Filings (the Feeder Funds)

1.	Please clarify that the 25% limitation referenced in the section entitled “Investment Objective and Investment Program - Portfolio Funds and Portfolio Accounts” is not required by applicable law.

The requested clarification will be made.

Securities and Exchange Commission
July 23, 2014

2.	Please clarify the last sentence in the section entitled “Potential Benefits of Investing in the Fund” to indicate that the assets allocated among portfolio managers refer to the Fund’s assets being allocated to multiple portfolio managers.

The requested clarification will be made.

3.	Please clarify the cross reference located in footnote 1 of the fee table to include the page number of “Purchases of Units —Distribution and Member Services.”

The requested clarification will be made.

4.	Please provide the correct page number for the cross reference located in footnote 3 to the fee table.

The corrected page number will be provided.

5.	Please consider providing additional disclosure in footnote 3 of the fee table concerning other aspects of the Expense Limitation Agreement (as is typically provided pursuant to Form N-1A).

We considered this comment but have determined not to include any additional disclosure.  We note that Form N-2 does not require any additional disclosure in this footnote.  We also note the cross reference in the footnote to the back of the prospectus which contains detailed information on the Expense Limitation Agreement.

6.	Consider clarifying that the 20% limitation disclosed in the section entitled “Investment Objective - Portfolio Manager Selection Process”, is unrelated to the 25% limitation disclosed in the section entitled “Investment Objective and Investment Program - Portfolio Funds and Portfolio Accounts”.

The 25% limitation referenced above is totally unrelated to the 20% limitation referenced above because the 25% limitation concerns the percentage of an issuer owned by the Fund, whereas the 20% limitation refers to the percent of the Fund invested in an issuer.  Accordingly, given how unrelated these limitations are, we believe no additional clarifying disclosure is necessary.

Securities and Exchange Commission
July 23, 2014

7.	“The Adviser seeks to monitor each Portfolio Manager on a regular basis, by reviewing, among other things, information on performance, portfolio exposures and risk characteristics.”

Please clarify what “regular basis” means in the disclosure above, excerpted from the section entitled “Investment Objective - Portfolio Manager Selection Process”.

The requested clarification will be provided.

8.	Please clarify that the loans of portfolio securities by a Sub-Manager refer to a Sub-Manager of the Master Fund in the section entitled “ Lending Portfolio Securities”.

The requested clarification will be made.

9.	Please address the leadership structure of the Board in the section entitled “Management of the Fund.”

We note that the second paragraph in the section entitled “Management of the Fund – Board of Managers” addresses the Fund’s leadership structure, and therefore, we believe no additional disclosure is required.

In addition to the above, the Funds acknowledge that:

•	the Funds are responsible for the adequacy and accuracy of the disclosure in their filings;

•	Securities and Exchange Commission (the “Commission”) staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and

•	the Funds may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
July 23, 2014

The Funds believe that these responses fully address your comments.  If you have any questions regarding this response or require further information, please call me at (212) 715-9522.  Thank you for your assistance regarding this matter.

Very truly yours,
/s/ George Silfen
George Silfen